Exhibit 99.1

Press Release

RedHill Biopharma Reports Operational Highlights and
Third Quarter 2021 Financial Results

RedHill Accelerates its Two Advanced COVID-19 Pill Clinical
Programs in Light of their Potential Against Omicron

Acting independently of spike protein mutation, opaganib and RHB-107’s unique host-
targeted mechanisms of action hold potential versus Omicron and other variants
--
Phase 2/3 study sub-population analysis demonstrated a 62% reduction in mortality in moderately severe hospitalized patients; Data packages submitted in the U.S., EU (EMA has provided expedited evaluation process timelines), UK and other territories, ahead of regulatory advice
--
Top-line data from Part A of the COVID-19 Phase 2/3 study of RHB-107 (upamostat) in non-
hospitalized symptomatic COVID-19 patients in the U.S. and South Africa expected in Q1/2022
--
Second consecutive quarter of record net revenues with $21.6 million for Q3/2021 and an increase in gross margin and steep reduction in operating and net loss; Cash balance1 of
$51.5 million as of September 30, 2021
--
Strategic investment in RedHill by South Korea’s Kukbo Co. of up to $10 million as well as a
$15.5 million underwritten public offering in November
--
Another record quarter for Talicia® revenues, with new prescription volume up 15%, reflecting 117% growth vs. Q3/2020; Movantik® continues to rise with an increase in quarterly new prescriptions of 1.1%
--
Continued prescription volume growth seen into the fourth quarter to date for both Talicia and Movantik, with coverage increase on both commercial and government formularies
--
Management to host webcast today, at 8:30 a.m. EST

TEL AVIV, Israel and RALEIGH, NC, November 30, 2021, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its financial results and operational highlights for the third quarter ended September 30, 2021.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “Our U.S. commercial business continues to drive growth, delivering a second consecutive quarterly net revenue record of $21.6 million despite the continuously challenging pandemic environment. Talicia generated another record quarter with 15% growth in new prescriptions, while Movantik continues to perform adding a 1.1% increase to new prescriptions. Both products are also continuing to make strides in gaining both commercial and government formulary coverage. In addition, gross margin increased from 51% in the second quarter to 57% in the third quarter. The Company has successfully attracted a strategic investment from South Korea’s Kukbo and continues to demonstrate responsible financial discipline across the entire business as we strive to achieve our long-term growth aims.”

Mr. Ben-Asher added: “Given the recent emergence of the heavily mutated Omicron variant as well as likely emergence of other variants over time, the importance of drug candidates that act independently of the viral spike protein is growing. This makes both opaganib and RHB-107’s host-targeted mechanism of action, and expected maintenance of effect against new variants, increasingly more relevant in the battle against COVID-19. This quarter saw significant focus on our opaganib Phase 2/3 COVID-19 study. The initial top-line results demanded further investigation and our rigorous post-hoc analysis provided much greater clarity into the potential of novel, orally-administered opaganib in the underserved hospitalized moderately severe patient group. This is a group of patients for which no novel therapeutic pill has shown a benefit until opaganib, which demonstrated a 62% reduction in mortality, improved return to room air and earlier hospital discharge for opaganib-treated patients. The results of this analysis, in a group of more than half the total study population, were consistent with what we had seen in our Phase 2 study and compassionate use experience. Despite being a post-hoc analysis, the consistency across multiple endpoints and territories provides us with a high degree of confidence in the results showing opaganib’s effect in this patient population. This analysis also shed light on key issues of the COVID-19 disease severity classification, suggesting that FiO2 might be an improved method for classifying disease severity and predictor of treatment outcome. We have now provided regulators in various countries with all the necessary data to facilitate discussions on the next steps and we continue to provide the data to regulators in additional countries.”

“In parallel, we continue to progress our Phase 2/3 study in the U.S. and South Africa with our other novel, once-daily, oral COVID-19 antiviral drug candidate, RHB-107, which has now completed enrollment for Part A of the study, with top-line results expected in the first quarter of 2022. Our Phase 3 study of RHB-204 in pulmonary nontuberculous mycobacteria (NTM) disease continues to enroll patients in the U.S. and progress with Phase 3-stage RHB-104 for Crohn’s disease is expected to speed up thanks to recent, much-awaited, potential progress in Mycobacterium avium subspecies paratuberculosis (MAP) detection research2.”

“With a steep reduction in quarterly operating and net loss and continued commercial business growth, leading to a potential commercial operational breakeven before the end of the year, coupled with advanced, exciting and timely R&D pipeline progress, I believe RedHill is well positioned for short, medium and long-term success.”

Financial highlights for the quarter ended September 30, 20213

Net Revenues were $21.6 million for the third quarter of 2021, as compared with $21.5 million for the second quarter of 2021. The increase is attributable to an increase in sales of Talicia and Movantik, partially offset by an increase in gross-to-net deductions, mainly commercial rebates and Medicare discounts.

Gross Profit was $12.4 million for the third quarter of 2021, compared to $10.9 million for the second quarter of 2021 - an increase of 14%. Gross margin increased from 51% in the second quarter of 2021 to 57% in the third quarter of 2021. The increase in gross profit was mainly attributable to a reversal of inventory write-off recognized in the third quarter of 2021 following the FDA approval of an extension to Talicia stock expiration date.

Research and Development Expenses were $5.8 million for the third quarter of 2021, a decrease of $4.5 million, a 44% reduction compared to the second quarter of 2021, mainly attributable to the completion of our global COVID-19 Phase 2/3 study with opaganib.

Selling, Marketing and General and Administrative Expenses were $24 million for the third quarter of 2021, a decrease of $1.5 million compared to the second quarter of 2021. The decrease was mainly attributable to expenses related to share-based compensation in the previous quarter.

Operating Loss and Net Loss were $17.4 million and $21.4 million, respectively, for the third quarter of 2021 compared to $24.9 million and $29.1 million, respectively, in the second quarter of 2021. The decrease was mainly attributable to the Talicia inventory expiration date extension, completion of our opaganib Phase 2/3 COVID-19 study and a decrease in expenses related to share-based compensation, as detailed above.

Net Cash Used in Operating Activities was $19 million for the third quarter of 2021, similar to the second quarter of 2021.

Net Cash Used in Financing Activities was $1 million for the third quarter of 2021, comprised primarily of payables with respect to the Movantik acquisition, partially offset by proceeds from utilization of ATM and from exercise of options.

Cash Balance as of September 30, 2021, was $51.5 million.

Additional Financial Highlights

In November 2021, the Company announced that it had entered into a strategic agreement with Kukbo Co. Ltd., a South Korean corporation, for the sale of RedHill's American Depositary Shares (ADSs) in a private placement of up to $10 million, of which the first tranche of $5 million has been paid. As part of the agreement, the Company granted Kukbo a six month right of first offer for a license with respect to one or more of opaganib, RHB-107 (upamostat) and Talicia® for South Korea and other Asian territories.

In addition, this month, the Company completed an underwritten public offering of approximately 4.7 million ADSs for gross proceeds of approximately $15.5 million, led by Cantor Fitzgerald.

Commercial Highlights

Movantik® (naloxegol)4
The Company’s focus on driving Movantik performance and strengthening of market share continues unabated, resulting in another quarter of new prescription growth, increasing by 1.1% compared to the previous quarter.

The Company has achieved significant market access successes with U.S. major payors, continuing to increase the levels of payor coverage.

In July, one of America’s largest payors, serving many Blue Cross and Blue Shield Plans and more than 30 million members, had added Movantik as a preferred brand with no restrictions to its Commercial NetResults “A” series formularies and as a preferred brand on its other commercial formularies starting July 1, 2021. In April, Movantik was also included on the Part D formulary of another major payor with no restrictions. Almost 9 out of 10 U.S. commercial lives are now covered, and we continue to work toward additional formulary coverage for the remaining patients.

In September 2021 RedHill Biopharma Inc., AstraZeneca AB, AstraZeneca Pharmaceuticals LP and Nektar Therapeutics entered into a settlement and license agreement with Aurobindo Pharma USA, Inc. resolving their patent litigation in the U.S. in response to Aurobindo's Abbreviated New Drug Application (ANDA) seeking approval by the FDA to market a generic version of Movantik. This follows the previously announced resolution of the Apotex litigation and brings to a close all presently pending Movantik patent litigation brought pursuant to The Drug Price Competition and Patent Term Restoration Act (the Hatch-Waxman Act). The earliest licensed entry date of any generic naloxegol in the U.S. is October 1, 2030.

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)5
Talicia achieved another record quarter, delivering a 15% increase in new prescriptions, compared to the previous quarter, reflecting 117% growth of Talicia as compared to Q3/2020.

In October, Medi-Cal - California's Medicaid Health Care program covering two million beneficiaries - had added Talicia to its Contract Drug List (CDL) for H. pylori treatment, with no prior authorization required. This coverage is expected to expand to 14 million beneficiaries on January 1, 2022. During the same month, a new U.S. Patent covering Talicia was granted. This patent reinforces the protection for Talicia through 2034, and the Company has listed this patent in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, or Orange Book.

In July, the Company significantly expanded commercial coverage for Talicia, announcing that OptumRx, part of the UnitedHealth Group, a leader in healthcare coverage, partnered with more than 1.3 million healthcare professionals and 6,500 hospitals, had added Talicia to its Commercial Formulary as an unrestricted brand for H. pylori treatment, effective July 1, 2021. This agreement expanded access to Talicia to 26 million additional Americans and increased overall patient access to Talicia to greater than 8 out of 10 covered U.S. Commercial lives.

Aemcolo® (rifamycin)6
The Company has maintained promotion of Aemcolo in the third quarter of 2021 supporting the initial momentum that Aemcolo was generating pre-COVID-19 travel restrictions. RedHill and Cosmo Pharmaceuticals N.V are currently in discussions with respect to the amendment of the Aemcolo License Agreement.

R&D Highlights

COVID-19 Program: Opaganib (ABC294640)7
In September 2021, the Company announced top-line results from the global 475-patient Phase 2/3 study in hospitalized patients with severe COVID-19 pneumonia (NCT04467840). Whilst results showed consistent trends in favor of the opaganib arm, the study endpoints did not achieve statistical significance.

A post-hoc analysis of data from 251 study participants requiring a Fraction of inspired Oxygen (FiO2) up to 60% at baseline (54% of the study participants), was subsequently reported in October 2021, demonstrating that treatment with oral opaganib resulted in a 62% reduction in mortality as well as improved outcomes in time to room air and median time to hospital discharge, in this large group of hospitalized, moderately severe COVID-19 patients.

The results provide a strong rationale for opaganib's potential efficacy in hospitalized patients in need of oxygen supplementation up to 60% FiO2, a large proportion of hospitalized COVID-19 patients. The Phase 2/3 study results are also consistent with opaganib's earlier U.S Phase 2 study results and the demonstrated potent antiviral inhibition of SARS-CoV-2 variants in human bronchial epithelial cells, providing further support for its potential in earlier stages of disease where viral load is higher.

Additional new preclinical results demonstrating opaganib's efficacy in significantly decreasing renal fibrosis in a unilateral ureteral obstruction-induced renal interstitial fibrosis mode were also reported by the Company in September 2021.

The Company has submitted data packages for opaganib to the regulatory agencies in the U.S., EU, UK and other territories, ahead of planned regulatory advice, with the European Medicines Agency (EMA) having provided expedited evaluation process timelines. As previously stated, additional studies to support the potential of such applications and the use or marketing of opaganib are likely to be required. For example, the FDA has previously indicated that we will need to complete additional studies to support applications in the U.S. The strength of the safety and efficacy data generated from the opaganib studies will be key to regulatory applications.

The Company also continues its discussions with U.S. and other government agencies and non-governmental organizations around potential funding to support the ongoing development of opaganib. Discussions are also ongoing with potential partners who are interested in the rights to opaganib in various territories.

COVID-19 Program: RHB-107 (upamostat)8
RedHill continues to advance the Phase 2/3 study of novel, once-daily, orally-administered, antiviral drug candidate, RHB-107, in the treatment of non-hospitalized patients with symptomatic COVID-19 in the early course of the disease who do not require supplemental oxygen - the vast majority of COVID-19 patients. The study plans to test for the Omicron variant.

Further to announcing in September 2021 that South Africa had joined the U.S. in approving the Phase 2/3 study, along with the expansion to additional U.S. sites, the Company announced this month that the last patient had been enrolled in Part A of the Phase 2/3 study. The study is a 2-part trial designed to evaluate time to sustained recovery from illness as the primary endpoint and for dose selection. A total of 61 patients have been enrolled in Part A and based on safety and tolerability results of part A, a dose for part B will be selected. Top-line results from Part A of the study are expected in the first quarter of 2022, with Part B of the study expected to follow subsequent to discussions with regulators.

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Disease
A U.S. Phase 3 study is ongoing to evaluate the efficacy and safety of RHB-204 in adults with pulmonary NTM disease caused by Mycobacterium avium Complex (MAC) infection. The Company is also assessing potential expansion of the RHB-204 Phase 3 study to additional territories.

The Company previously announced that the FDA granted Fast Track designation for RHB-204, providing early and frequent communications and a rolling review of any New Drug Application (NDA). RHB-204 is also eligible for NDA Priority Review and Accelerated Approval.

RHB-204 was granted FDA Orphan Drug designation and Qualified Infectious Disease Product designation, extending its U.S. market exclusivity to a potential total of 12 years upon potential FDA approval.

RHB-104 - Crohn’s Disease
Based on recent published research, potential progress in Mycobacterium avium subspecies paratuberculosis (MAP) diagnostic technology may enable us to advance the program towards a confirmatory study in approximately 150 MAP positive moderate-severe Crohn’s patients, subject to required regulatory input.

Opaganib - Prostate Cancer and Cholangiocarcinoma
In August 2021, we announced that, based on a preliminary review of partial and unaudited data, the ongoing Phase 2 study for prostate cancer had met its primary endpoint of at least six subjects demonstrating disease control (defined as stable disease or better after 16 weeks on treatment) among at least 27 evaluable subjects. Upon further review and analysis of the unaudited data, the Company reported that the study did not meet its primary endpoint in the study arm evaluating opaganib in combination with enzalutamide. Patient enrolment continues for the study’s other arm, evaluating a combination of opaganib and abiraterone. Accrual and data entry are ongoing and results for the study remain subject to further review and analysis.

The Phase 2a study evaluating the activity of opaganib in advanced cholangiocarcinoma (bile duct cancer) is ongoing at Mayo Clinics in Arizona and Minnesota, Emory University and the Huntsman Cancer Institute at the University of Utah. Enrollment has been completed for the first cohort of 39 patients, evaluating the activity of orally-administered opaganib as a stand-alone treatment. Preliminary data from this cohort indicated a signal of activity in a number of subjects with advanced cholangiocarcinoma. Enrollment is ongoing for a second cohort, evaluating opaganib in combination with hydroxychloroquine, an anti-autophagy agent.

Conference Call and Webcast Information:

The Company will host a webcast today, Tuesday, November 30, 2021, at 8:30 a.m. EST, during which it will present key highlights for the third quarter of 2021.

The webcast including slides will be broadcast live on the Company's website, https://ir.redhillbio.com/events, and will be available for replay for 30 days.

To participate in the conference call, please dial one of the following numbers 15 minutes prior to the start of the call: United States: +1-877-870-9135; International: +1-646-741-3167 and Israel: +972-3-530-8845; the access code for the call is: 9753927.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults, and Aemcolo® for the treatment of travelers’ diarrhea in adults. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib ( ABC294640), a first-in-class, oral SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-107 (upamostat), an oral serine protease inhibitor in a U.S. Phase 2/3 study as treatment for symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (v) RHB-102, with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com / https://twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements include statements regarding the timing of top-line results of Part A of the Phase 2/3 study of once-daily oral RHB-107 in non-hospitalized patients with symptomatic COVID-19. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk of a delay in top-line data from Part A of the Phase 2/3 study of once-daily oral RHB-107 in non-hospitalized patients with symptomatic COVID-19, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 18, 2021. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate and Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contacts: U.S.: Bryan Gibbs, Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com UK: Amber Fennell, Consilium +44 (0) 7739 658 783 fennell@consilium-comms.com

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	U.S. dollars in thousands
NET REVENUES	21,609	20,943	63,686	42,898
COST OF REVENUES	9,229	10,337	30,072	26,240
GROSS PROFIT	12,380	10,606	33,614	16,658
RESEARCH AND DEVELOPMENT EXPENSES	5,818	4,323	23,630	10,302
SELLING AND MARKETING EXPENSES	15,525	13,414	44,655	32,384
GENERAL AND ADMINISTRATIVE EXPENSES	8,435	7,329	25,765	17,948
OPERATING LOSS	17,398	14,460	60,436	43,976
FINANCIAL INCOME	17	42	39	339
FINANCIAL EXPENSES	4,006	4,220	12,974	8,205
FINANCIAL EXPENSES, net	3,989	4,178	12,935	7,866
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	21,387	18,638	73,371	51,842

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.05	0.05	0.16	0.14
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands)	467,908	372,893	454,995	359,428

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	September 30,	December 31,
	2021	2020
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	23,254	29,295
Bank deposits	12,028	17
Financial assets at fair value through profit or loss	—	481
Trade receivables	30,036	28,655
Prepaid expenses and other receivables	4,682	5,521
Inventory	13,115	6,526
	83,115	70,495
NON-CURRENT ASSETS:
Restricted cash	16,163	16,164
Fixed assets	477	511
Right-of-use assets	4,193	5,192
Intangible assets	82,388	87,879
	103,221	109,746
TOTAL ASSETS	186,336	180,241

CURRENT LIABILITIES:
Account payable	15,245	11,553
Lease liabilities	1,743	1,710
Allowance for deductions from revenue	28,356	18,343
Accrued expenses and other current liabilities	20,587	24,082
Payable in respect of intangible assets purchase	15,731	17,547
	81,662	73,235

NON-CURRENT LIABILITIES:
Borrowing	83,516	81,386
Payable in respect of intangible assets purchase	6,010	7,199
Lease liabilities	2,849	3,807
Royalty obligation	750	750
	93,125	93,142
TOTAL LIABILITIES	174,787	166,377

EQUITY:
Ordinary shares	1,316	1,054
Additional paid-in capital	355,601	293,144
Accumulated deficit	(345,368)	(280,334)
TOTAL EQUITY	11,549	13,864
TOTAL LIABILITIES AND EQUITY	186,336	180,241

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(21,387)	(18,638)	(73,371)	(51,842)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	2,191	1,695	8,337	3,120
Depreciation	507	470	1,465	1,237
Amortization and impairment of intangible assets	1,834	2,109	5,491	4,958
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	869	2,039	4,725	3,656
Fair value losses on financial assets at fair value through profit or loss	—	31	6	68
Exchange differences and revaluation of bank deposits	17	5	80	(160)
	5,418	6,349	20,104	12,879
Changes in assets and liability items:
Decrease (increase) in trade receivables	62	6,146	(1,381)	(11,208)
Decrease (increase) in prepaid expenses and other receivables	(390)	235	839	(2,391)
Increase in inventories	(4,352)	(350)	(6,589)	(3,218)
Increase in accounts payable	1,939	1,261	3,692	2,385
Increase (decrease) in accrued expenses and other liabilities	(2,575)	(4,687)	(3,495)	17,437
Increase in allowance for deductions from revenue	2,260	513	10,013	84
	(3,056)	3,118	3,079	3,089
Net cash used in operating activities	(19,025)	(9,171)	(50,188)	(35,874)
INVESTING ACTIVITIES:
Purchase of fixed assets	(21)	(166)	(112)	(357)
Purchase of intangible assets	—	(735)	—	(53,368)
Change in investment in current bank deposits	(8,500)	—	(12,000)	4,200
Proceeds from sale of financial assets at fair value through profit or loss	—	2,075	475	6,025
Net cash provided by (used in) investing activities	(8,521)	1,174	(11,637)	(43,500)
FINANCING ACTIVITIES:
Proceeds from long-term borrowings, net of transaction costs	—	(784)	—	78,061
Proceeds from issuance of ordinary shares, net of issuance costs	499	9,137	58,713	15,500
Exercise of options into ordinary shares	665	53	4,006	53
Repayment of payable in respect of intangible asset purchase	(1,721)	—	(5,600)	—
Increase in restricted cash	—	—	—	(20,000)
Decrease in restricted cash	—	4,000	—	4,000
Payment of principal with respect to lease liabilities	(442)	(450)	(1,229)	(1,186)
Net cash provided by (used in) financing activities	(999)	11,956	55,890	76,428
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(28,545)	3,959	(5,936)	(2,946)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(17)	(33)	(105)	121
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	51,816	22,272	29,295	29,023
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	23,254	26,198	23,254	26,198
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	11	71	36	320
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	3,250	2,147	8,266	4,507
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	385	533	385	2,738
Purchase of intangible assets posted as payable	—	12,511	—	24,619
Purchase of an intangible asset in consideration for issuance of shares	—	1,914	—	1,914

1 Including cash, cash equivalents, bank deposits and restricted cash
2 John M. Aitken, Khoi Phan, Samantha E. Bodman, Sowmya Sharma, Anthony Watt, Peter M. George, Gaurav Agrawal, Andrew B.M. Tie: A Mycobacterium species for Crohn's disease? Pathology, 2021 Dec;53(7):818-823
3 All financial highlights are approximate and are rounded to the nearest hundreds of thousands.
4 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.
5 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.
6 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com
7 Opaganib (ABC294640, Yeliva®) is an investigational new drug, not available for commercial distribution.
8 RHB-107 (upamostat) is an investigational new drug, not available for commercial distribution.